Filed by Lockheed Martin Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Titan Corporation

Commission File No. 1-6035

Registration Statement File No. 333-109725

Information

Lockheed Martin Updates Status of Review of Titan’s International Consultants

BETHESDA, Md., March 5, 2004 – Lockheed Martin Corporation (NYSE: LMT) said today that it has learned of allegations that improper payments were made, or items of value were provided, by consultants for The Titan Corporation or its subsidiaries to foreign officials. The allegations were identified as part of a review conducted with Titan of payments to Titan’s international consultants in connection with the proposed acquisition of Titan (previously announced on September 15, 2003).

The alleged payments and provision of items of value, if true, raise questions concerning whether there has been a violation of the Foreign Corrupt Practices Act. Lockheed Martin also indicated that it is reviewing with Titan whether the payments made by Titan to its consultants were accurately reflected on Titan’s books and records. The review is ongoing. Titan is cooperating with this effort, as well as conducting its own review.

Lockheed Martin and Titan have met with the SEC and the Department of Justice to discuss the allegations of improper payments. Earlier today, Lockheed Martin and Titan were informed that the Department of Justice has initiated a criminal inquiry into this matter. As previously announced, the SEC has commenced an investigation into whether payments by Titan were made in violation of applicable law.

Closing of the Titan transaction is subject to approval of Titan’s stockholders, the absence of any material adverse change in Titan and other conditions set forth in the merger agreement. The Titan stockholders’ meeting for consideration of the merger is currently scheduled for March 16, 2004. It is possible that the results of the Titan and Lockheed Martin internal reviews, the SEC investigation and the Department of Justice inquiry may not be completed by that date. In that instance, Lockheed Martin will need to determine whether the conditions to the merger have been satisfied. If the merger is not completed by March 31, 2004, either Lockheed Martin or Titan may terminate the merger agreement, provided that the party seeking to terminate the agreement is not then in material breach of its obligations under the merger agreement.

Headquartered in Bethesda, Md., Lockheed Martin employs about 130,000 people worldwide and is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. The corporation reported 2003 sales of $31.8 billion.

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus was mailed on or about February 13, 2004 to the stockholders of record of Titan as of February 9, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials before making any voting or investment decision with respect to the proposed merger because it contains important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus.

Forward-Looking Statements:

The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include risks associated with the proposed merger between Lockheed Martin and Titan and other risks described in the companies’ SEC filings.

Contact:

Media Contact: Tom Jurkowsky, (301) 897-6352; e-mail, thomas.jurkowsky@lmco.com

Investor Relations Contacts: Jim Ryan, (301) 897-6584; e-mail, james.r.ryan@lmco.com

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For additional information, visit our website:

www.lockheedmartin.com